CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Senior Floating Rate Notes Due 2008	$175,000,000.00	$5,372.50

March 2007	Pricing Supplement No. 231
Registration Statement No. 333-131266
Dated March 7, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Interest Rates

Senior Floating Rate Notes due 2008
Global Medium Term Notes, Series F

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities –Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

F I N A L T E R M S
Issuer:	Morgan Stanley
Aggregate Principal Amount:	$175,000,000 (increased from $150,000,000). We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated Principal Amount:	$1,000
Issue Price:	100%
Pricing Date:	March 7, 2007
Original Issue Date:	March 14, 2007
Interest Accrual Date:	March 14, 2007
Maturity Date:	March 14, 2008
Base Rate:	CMT Rate, with a Designated CMT Maturity Index of 1 year.
Spread:	Plus 0.51%
Reporting Service:	The Base Rate shall be determined by reference to Bloomberg Page “H15T1Y <Index>”, which page shall replace all references to Designated CMT Telerate Pages 7051 and 7052 in the accompanying prospectus supplement.
Maximum Interest Rate:	0.00%
Minimum Interest Rate:	N/A
Interest Payment Period:	Monthly
Interest Payment Dates:	The 14th of each month, beginning April 14, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day but no adjustment will be made to the interest payment period or to any interest payment made on any succeeding business day.
Interest Reset Period:	Monthly
Interest Reset Dates:	The 14th of each month, beginning April 14, 2007, whether or not such date is a business day.
Interest Determination Dates:	Two business days prior to each interest reset date.
Initial Interest Rate:	To be determined on the second business day immediately preceding the original issue date of the notes.
Initial Interest Reset Date:	March 14, 2007
Day-Count Fraction:	30/360
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	The Bank of New York
Denominations:	$1,000 / $1,000
Specified Currency:	USD
CUSIP:	61745EUL3
Book-Entry or Certificated Note:	Book-entry note
Senior Note or Subordinated Note:	Senior note
Business Day:	New York
Proceeds to Company:	100.00%
Agent’s Commissions:	0.00%
Agent:	Morgan Stanley & Co. Incorporated
Listing:	None

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2008

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on March 14, 2007, which will be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The Notes will be treated as short-term debt obligations for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation - Tax Consequences to U.S. Holders - Notes – Short-Term Notes”.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation - Tax Consequences to Non-U.S. Holders”. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the Notes.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

March 2007	Page 2